March 15, 2024

VIA EDGAR SUBMISSION
Mindy Hooker and Anne McConnell
Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attn. Mindy Hooker and Anne McConnell

Re: Lumentum Holdings Inc.
Form 10-K for the fiscal year ended July 1, 2023
Form 8-K filed on August 17, 2023
File No. 1-36861

Ladies and Gentlemen,
Lumentum Holdings Inc. (“Lumentum” or the “Company”) submits this letter in response to the comments contained in the correspondence of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 1, 2024 (the “Comment Letter”), relating to the Form 10-K for the fiscal year ended July 1, 2023 (the “Form 10-K”) and Form 8-K filed on August 17, 2023 (the “Form 8-K").
For reference purposes, the text of the comments in the Comment Letter have been reproduced herein (in bold), with the Company’s response below each numbered comment.
Form 10-K for the fiscal year ended July 1, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Net Revenue, page 52
1.We note, excluding acquisitions, net revenue declined in fiscal 2023 compared to fiscal 2022. We also note a substantial amount of the decline was related to a decrease in net revenue to Industrial and Consumer customers in the OpComms reportable segment, which declined over 50% relative to the prior year and negatively impacted total net revenue by ~16% relative to the prior year. Please revise future annual and quarter filings to more fully address the following items.
•You attribute the decline to "higher market competition and reflects share normalization in the market". More fully explain and discuss the specific factors that resulted in the decline and address if you expect such factors to continue to impact operating results.
• It appears the decline may be related to a reduction in sales to a significant customer. More fully address the factors that result in material changes in sales to significant customers and address any plans and expectations you have to address such factors.
•Net revenue trends have continued to significantly decline in fiscal 2024 and you attribute the decline to the same factor noted above, as well as, to inventory build ups resulting in inventory management actions by customers. More fully explain and discuss each factor that negatively impacted net revenue, for example, given the decline in net revenue, excluding acquisitions, in fiscal 2023, it is not clear when inventory build ups occurred or if/when you expect inventory management action by customers to be resolved.
Lumentum respectfully acknowledges the Staff’s comment regarding our disclosure in the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) section of Form 10-K.

We advise the Staff that in FY18 Lumentum was able to obtain very high market share from a new large consumer that itself had dominant market share. Over time, this customer enabled other suppliers, which resulted in lower market share for Lumentum and lower market prices.  In the last twelve months, new market participants increased competition significantly, resulting in a further decrease of our market share and pricing. These decreases occurred over time and were not predictable with any certainty. We expect levels of competition to likely limit business with this customer going forward to <10% of Lumentum’s annual revenue, unless there is a favorable product or technology shift that would allow us to gain market share and/or increases product average selling prices.
Regarding the inventory build-up by certain customers, we do not have specific, direct knowledge that would allow us to confirm exactly when and by how much this occurred, nor the exact timeline of when it will be relieved. Our customers generally do not disclose to us how much Lumentum inventory they have in stock. Our comments are thus based on 1) qualitative conversations with our customers about their inventory levels and inventory reduction plans, each of whom may have different timelines, and 2) review of earnings reports and publicly available balance sheets of our customers.
Through the end of calendar 2022 (fiscal Q2’23), Lumentum, along with most of our industry, was still dealing with supply chain constraints that began with the COVID 19 pandemic, that led to extended lead times and an inability to meet customer delivery requests. It was during the spring of calendar 2023 (Lumentum’s Q3’23) that our largest telecom customers began signaling that they may have excess inventory, and these customers began to signal inventory reduction plans as the supply shortages ended and lead times significantly decreased. Therefore, in our Quarterly Report on Form 10-Q for the period ending April 1, 2023, filed with the Commission on May 9, 2023, we began disclosing the oversupply factor.
Specifically, the Overview section in the MD&A in our Form 10-Q for such period, we disclosed the following:
In addition, in response to component shortages, certain of our customers accumulated inventory that they are now managing down as supply conditions improve. Accordingly, ordering patterns are difficult to predict and have declined from recent periods. For example, in our fiscal 2023 third quarter, a network equipment manufacturer who represented more than 10 percent of our fiscal second quarter revenue informed us that due to their inventory management, they would not take the shipments we had originally projected for the quarter.
We have included similar disclosure, updated to reflect known trends at the time, in our Form 10-K for the fiscal year ended July 1, 2023 and our subsequent Quarterly Reports on Form 10-Q. Since our original disclosures, we also have seen our largest industrial customers also initiate inventory reduction plans which have reduced demand for our products.
Originally, we estimated such inventory reduction efforts by the industry to take around 6-9 months. At this time such efforts appear to be moving slower than expected, given demand dynamics our customers are experiencing with their customers, and we expect such efforts could impact some of our customers’ demand through the end of calendar year 2024.
Most recently, in our Form 10-Q for the Quarter ended December 31, 2023, we disclosed the following:
In addition, in response to component shortages, certain of our customers accumulated inventory that they are now managing down as supply conditions improve. Accordingly, customer orders have declined in recent periods and certain customers have not taken the shipments we had originally projected due to their inventory management. As customers manage their inventory down, our revenue has declined and our margins are adversely impacted as we are not able to fully recover costs, such as underutilized manufacturing capacity, associated with the forecasted demand and we may incur excess and obsolescence charges from unsold inventory. We expect this trend to continue to impact our business during the calendar year 2024.
These issues are complex, and we disclose what we reasonably believe at the time of filing, but the environment has been dynamic. We believe we have appropriately and timely disclosed the trends and factors impacting our results. However, in light of the Staff’s comment, we confirm that to the extent the supply situation at our customers changes or materially impacts our financial results, we will disclose such factors in detail in future filings.

Gross Margin, Page 54
2.We note you present Segment total gross profits and Segment total gross profit margins in the table on page 54. Although disclosing and discussing each reportable segments' profitability measure required by ASC 280 in MD&A is appropriate, presenting Segment total measures results in non-GAAP financial measures that may not comply with the requirements of Regulation G, Item 10(e) of Regulation SK, and the C&DIs related to non-GAAP financial measures. Please revise future filings to eliminate Segment total measures or tell us how you determined the measures are appropriate or how you intend to revise them to comply with Regulation G and Item 10(e) of Regulation S-K. Given the change in the segment profitability measure used by your CODM subsequent to year-end, this comment is also applicable to your presentation of Total Segment Profit in subsequent Form 10-Qs. Refer to Question 104.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
Lumentum respectfully acknowledges the Staff’s comment regarding our presentation of Segment total gross profits and Segment total gross profit margins in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) section of the Form 10-K. We advise the Staff that, in light of the Staff’s comment, we will eliminate Segment totals in future filings within MD&A.
3.We note your disclosure on page 15 indicates you have seen negative impacts to gross margin due to increases in component costs, logistic costs, elevated inventory balances and inflationary and pricing pressure. To the extent these factors materially impacted gross margins during the periods presented, please revise MD&A in future annual and quarterly filings to quantify and discuss the impact these factors had on operating results.
Lumentum respectfully acknowledges the Staff’s comment regarding the disclosures within our risk factors regarding the impacts to gross margin. However, we believe that the majority of the items disclosed by Lumentum in Item 1A page 15, and referenced in the Staff’s comment, were discussed within MD&A.
“Increases in component costs,” together with “logistics costs” are disclosed within MD&A on page 54 as follows: “$18.5 million higher incremental cost of sales related to components previously acquired from various brokers to satisfy customer demand.” These costs became a capitalized cost added to the inventory component value which is expensed when sold. In addition, on page 55, when discussing FY 22 compared to FY 21 results, we use more explicit language referencing logistics costs – “Due to the global supply chain constraint, we incurred incremental supply and procurement costs in order to increase our ability to fulfill demands from our customers.”
“Elevated Inventory Balances” is disclosed within MD&A on page 54 as follows: “$17.4 million higher inventory excess and obsolete charges primarily due to company-wide integration efforts as a result of the NeoPhotonics merger and transitions to the next generation of products.”
“Pricing Pressure” is disclosed within MD&A within the Revenue section as follows: “Industrial and Consumer decreased by $276.5 million primarily due to higher market competition and reflects share normalization in the market.” We used the term pricing pressure in our Risk Factors, but the impacts within MD&A are a combination of pricing pressure and mix shift. In light of the Staff’s comment, to the extent these items continue to be material to our business, we will revise our disclosure to provide additional clarity and quantification of impacts from pricing changes and mix shifts. Please refer to our response to comment #4 for further details and an example enhanced disclosure.
We have not specifically disclosed impacts from inflation in our MD&A. While we have seen the pressure of inflation on individual price negotiations with certain vendors, particularly commodity vendors such as electricity, certain chemicals and gases, and semiconductor components, we have not seen enough actual increases to materially impact our results. In future filings we will frame the risk of “inflationary pressures” as a potential impact to our financial results instead of an actual impact if we have not experienced a significant impact. In addition, we will ensure that we more clearly distinguish between potential risks and risks for which we are seeing a significant impact from the disclosure in Item 1A and will ensure that items listed in the future in item 1A are matched to the items large enough to be included in our MD&A disclosures.

4.We note factory underutilization and changes in product mix negatively impacted gross margins during the periods presented and continued to negatively impact gross margins in fiscal 2024. Please revise future filings to more fully address the underlying reasons for and impact of each factor.
Lumentum respectfully acknowledges the Staff’s comment regarding the negative impacts caused by factory underutilization and product mix on gross margins discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) section of our Form 10-K.
With respect to quantification of underutilization, in future filings, to the extent material, we will quantify the impact of changes. See example disclosure at the end of this comment response. With respect to the underlying reasons, we refer the Staff to the following disclosures within our Form 10-K for the fiscal year ended July 1, 2023:
Page 54 (comparing fiscal year 2023 to fiscal year 2022) - “Additionally, gross margin was negatively impacted by factory underutilization as a result of a drop in demand as customers actively work to reduce their elevated inventory levels.
Page 55 (comparing fiscal year 2022 to fiscal year 2021) – “driven by higher gross margin from the Lasers segment due to the higher manufacturing levels and improved factory utilization as a result of return in customer demand for our kilowatt class fiber products following the recent recovery in industrial production.
With respect to product mix, we refer the Staff to our response to comment #1 for further information on the underlying reasons for the shift in product mix which led to the lower gross margin related to our imaging and sensing products.
However, with respect to quantification, in light of the Staff’s comments, we will quantify the approximate impact of shifts of product mix on our gross margin in future filings, based on our product families (one level below our Operating Segments), to the extent material. Please see below our example disclosure comparing FY 23 to FY 22. Note, the example disclosure below is adjusted for the change in operating segments that occurred during the first quarter of FY 24, so this disclosure is an example of what will be disclosed in the upcoming 2024 10-K. The additional quantification is highlighted in bold.
Gross margin in fiscal 2023 decreased to 32.2% from 46.0% in fiscal 2022. The decrease was primarily due to a less profitable mix of products, including lower sales of higher margin imaging and sensing products, which negatively impacted gross margin by approximately 4%, as well as higher sales of lower margin telecom products due to the merger with NeoPhotonics, which negatively impacted gross margin by approximately 1%. Additionally, gross margin was impacted by higher factory underutilization of $26.0 million as a result of a drop in demand as customers actively work to reduce their elevated inventory levels, $21.5 million higher amortization of intangible assets due to the NeoPhotonics merger and the acquisition of IPG telecom transmission product lines, $18.5 million higher incremental cost of sales related to components previously acquired from various brokers to satisfy customer demand, $17.8 million of amortization of acquired inventory step-up, and $17.4 million higher inventory excess and obsolete charges primarily due to company-wide integration efforts as a result of the NeoPhotonics merger and transitions to the next generation of products.
Liquidity and Capital Resources, Page 59
5.In future filings, please revise your discussion of cash flows from operating activities to provide a more comparative analysis of material changes in amounts between the periods presented and the reasons for changes. In your analysis, please include a discussion of the underlying reasons for material changes in working capital items that impacted operating cash flows. Refer to Section IV.B.1 of SEC Release No. 33-8350.
Lumentum respectfully acknowledges the Staff’s comment regarding our disclosure of cash flows from operating activities in the Form 10-K. We advise the Staff that, as a result of our own internal review process, we began including such additional disclosure in our Form 10-Q for the quarter ended September 30, 2023 and December 30, 2023, filed with the Commission on November 8, 2023 and February 8, 2024, respectively. We plan to continue such disclosure in future filings. For your convenience, we have included an excerpt of the disclosure below and highlighted in bold discussions of the underlying reasons for material changes in working capital items that impacted operating cash flows.

Lumentum 10-Q filed on November 8, 2023, Page 51
Cash used in operating activities was $2.3 million during the three months ended September 30, 2023, which reflects a net loss of $67.9 million and non-cash items of $89.9 million for the three months ended September 30, 2023, offset by $24.3 million changes in our operating assets and liabilities. Changes in our operating assets and liabilities were mainly driven by an increase in inventories of $16.8 million primarily due to purchases made to support our manufacturing transition and lower shipments than expected, a decrease in accounts payable of $28.0 million primarily due to lower purchases from our contract manufactures and linearity of payments, and a decrease in income taxes of $19.9 million due to annual income tax payment in Japan, offset by a decrease in accounts receivable of $26.1 million due to lower revenue.
Lumentum 10-Q filed on February 8, 2024, Page 56
Cash used in operating activities was $3.8 million during the six months ended December 30, 2023, which reflects a net loss of $167.0 million and non-cash items of $194.7 million, offset by $31.5 million of changes in our operating assets and liabilities. Changes in our operating assets and liabilities were primarily driven by a decrease in accounts payable of $51.1 million primarily due to lower purchases from our contract manufactures and linearity of payments, and a decrease in income taxes of $26.6 million primarily due annual income tax payable in Japan, offset by a decrease in accounts receivable of $18.7 million due to lower revenue and a decrease in inventories of $7.5 million primarily due to reduced inventory level in our Cloud & Networking business.
Item 9A. Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 127
6.In future filings, please include any disclosures related to the scope of management's assessment of internal control over financial reporting, such as the exclusion of recently acquired entities, in Management's Report on Internal Control over Financial Reporting. Refer to Question 3 of the SEC's Frequently Asked Questions on Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Reports dated September 24, 2007.
Lumentum respectively acknowledges the Staff’s comment regarding disclosures related to the scope of management’s assessment of internal control over financial reporting. We advise the Staff that we will include the scope of management’s assessment of internal control over financial reporting, including the exclusion of any recently acquired entities, as well as the relative significance of the acquired businesses, in Management’s Report on Internal Control over Financial Reporting, rather than in Changes in Internal Control over Financial Reporting.
Form 8-K Filed August 17, 2023
Exhibit 99.1
7.We note on page 2 of your Earnings Release, you present several GAAP measures and several non-GAAP measures for the Fiscal Fourth Quarter and the Fiscal Year for which you use the same titles for the measures and designate them as GAAP measures or non- GAAP measures through headings in the center. It appears your current presentation may be confusing given your use of the same titles for GAAP measures and non-GAAP measures. Please revise future filings to more clearly identify each non-GAAP measure you present through its title, similar to the titles you use in the related disclosures on page 1. Refer to Question 100.05 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
Lumentum respectively acknowledges the Staff’s comment regarding our current presentation on non-GAAP measures. In light of the Staff’s comments, we advise the Staff that in future filings, beginning with our earnings report for the quarter ended March 30, 2024, we will add “GAAP” and “non-GAAP” within each row, rather than just the table headers, to more clearly identify non-GAAP gross margin and non-GAAP operating loss.

8.Your disclosures under "Use of Non-GAAP Financial Measures" indicate the non-GAAP financial information provides additional insight into your on-going business operations and results, as well as cash generation and also indicate the information allows investors to understand and evaluate cash flows. Given your references to cash generation and cash flows, it is not clear if any of your non-GAAP financial measures are liquidity measures such that they would be required to be reconciled to cash flows from operating activities in accordance with Item 10(e) of Regulation S-K. Please clarify or revise.
Lumentum respectfully acknowledges the Staff’s comment regarding our references to cash generation and cash flows in our disclosures under “Use of Non-GAAP Financial Measures”. Lumentum’s non-GAAP measures are not liquidity measures. We advise the Staff that the intention of this disclosure was to indicate that our non-GAAP performance measures do not exclude normal, recurring, operating expenses that are necessary to operate our business.
We confirm to the Staff that we do not adjust our non-GAAP measures to reflect any timing differences of cash. In light of the Staff’s comment, we will remove the reference to cash generation and cash flows in our disclosures under “Use of Non-GAAP Financial Measures” in future filings, beginning with our earnings report for the quarter ended March 30, 2024.
9.We note your non-GAAP measures include adjustments related to "incremental costs of sales related to components previously acquired from various brokers to satisfy customer demand," "excess and obsolete inventory charges", and "legal fees related to certain non-ordinary course litigation matters". We also note similar adjustments in subsequent earnings releases for fiscal 2024 and an additional adjustment related to "abnormal excess capacity". Please describe to us, in greater detail, the specific nature of each adjustment and explain how you determined it is appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures since it appears the adjustments represent normal operating expenses related to your business.
Lumentum respectfully acknowledges the Staff’s comment regarding our non-GAAP measures in light of Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
We believe the removal of these costs is appropriate as they represent costs which are unusual and which the Company reasonably expects will not be recurring, ongoing costs in the future.
We will discuss each of the four factors highlighted by the Staff individually.
Incremental costs of sales related to components previously acquired from various brokers to satisfy customer demand
These costs were incurred by the company during an abnormal supply chain shortage, as well as extremely long lead times for critical components, triggered by the COVID 19 pandemic. We believe that the pandemic, as well as the resulting supply chain shortage, were unusual events and will not recur in the foreseeable future. During this period, the Company found it necessary to purchase products from third- party component brokers at significant premiums to the market pricing being charged by our existing and established suppliers, in order to retain the business of certain key customers. The amounts we removed from our non-GAAP results relate only to the incremental costs charged by such third-party brokers over the standard purchase price of such goods when purchased from the established suppliers. These charges have ceased as expected as the supply chain constraints ended, and accordingly, we believe these charges were temporary and unusual in nature. We had never experienced such significant incremental broker costs in the company’s history, the supply chain shortage was triggered by the COVID19 pandemic, and we had indications from our established suppliers that such purchases from brokers would not be necessary beyond a discrete period.
We note to the Staff that while the additional abnormal amounts paid to brokers existed between Q1’22 and Q4’23, such costs are capitalized into inventory and expensed to Cost of Sales when the related inventory is sold, which can be up to a year later depending on the lead time and inventory stocking levels of the specific product. However, we were not able to adjust our fixed sales prices with our customers. Therefore, the income statement impact for which we adjusted our non-GAAP financial measures began in Q2’22. The vast majority of the products incorporating the parts for which this increased expense was incurred had been sold by the end of Q2’24. We had only $2.0M of these incremental costs remaining on our balance sheet as of the end of Q2’24.

Excess and obsolete inventory charges
We agree that in most circumstances, excess and obsolete inventory charges should be considered part of the normal costs of our business. We would like to clarify to the Staff that we do not remove excess and obsolete inventory charges that occur in the normal course of building products to forecasted demand and customer orders which is inherent in our business model.
The vast majority of the excess and obsolete inventory charges which have been removed for non-GAAP purposes specifically relate to inventory which we could not ship due to targeted trade restrictions imposed by the US Department of Commerce, Bureau of Industry and Security, related to shipments to certain specified customers in China, for which we had ongoing demand. The Company has not historically been impacted by such trade restrictions, and we consider these charges to be both outside the company’s control and unusual in nature as they were related to a change in regulatory environment.
We would also like to highlight that Question 100.01, which stipulates regulatory environment as a factor to consider when a company evaluates what is normal. “When evaluating what is a normal, operating expense, the Staff considers the nature and effect of the non-GAAP adjustment and how it relates to the company’s operations, revenue generating activities, business strategy, industry and regulatory environment.
We respectfully advise the Staff that the trade restrictions represent a change in the regulatory environment, which caused significant charges to our business which we reasonably do not expect to be part of our ongoing business. For reference purposes, during the 12 fiscal quarters from Q3’21 to Q2’24, we recorded total excess and obsolete inventory charges of $60.1 million, of which only $15.8 million was removed from our non-GAAP results. The remaining $44.3 million, while higher than normal due to a dynamic demand environment and long lead-times from our suppliers, we considered part of normal business operations.
Legal fees related to certain non-ordinary course litigation matters
We advise the Staff that legal fees are normally included as expenses in our non-GAAP results, except for legal fees and estimated settlement charges that relate to specific non-recurring legal matters not tied to our ongoing operations. During fiscal year 2023 and the first 6 months of fiscal 2024, the legal fees removed from our non-GAAP results include the following.
•Legal fees tied to the closure of mergers and acquisitions and related restructuring activities. We believe such costs and expenses are unrelated to our normal ongoing operations but rather relate to merger mechanics, and related litigation. For example, we refer the Staff to page 120 of the Form 10-K under the caption “Oclaro Merger Litigation,” which was a litigation matter to which we succeeded as the acquiror of Oclaro related to challenges by Oclaro stockholders to the proposed merger. We have excluded costs of litigation and expected settlement, net of expected insurance recoveries, from our non-GAAP results for this case. We believe merger activity is outside of normal operations and therefore, it is appropriate to remove associated litigation expense. Therefore, we believe removal of such costs is consistent with Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures
•We would also like to highlight to the Staff that we have removed gains related to mergers and acquisitions from our non-GAAP measures in addition to Legal fees and expected settlement costs. For example, during Q3’21, we removed a gain of $217.6 million from our non-GAAP results related to a termination fee from Coherent in March 2021 as a result of the termination of our merger agreement.
•Certain legal cases in which Lumentum is the plaintiff. We have only excluded costs for cases that are outside of our normal operations, such as offensive intellectual property litigation which we do not generally pursue. We have removed from our non-GAAP measures the legal fees related to these cases, and to the extent we are successful, we would also remove for non-GAAP purposes any gain recognized upon settlement.

Abnormal excess capacity
We advise the Staff that following our acquisition of Neophotonics on August 3, 2022, we began executing on manufacturing synergy plans to reduce the amount of manufacturing sites and costs of the combined company. The need for such restructuring was inherent in the overlapping nature of our manufacturing and redundant product lines. In addition, we are transferring multiple product lines from Lumentum’s facilities in China due to the trade restrictions mentioned above, and the resulting transfer of those product lines to Lumentum’s facility in Thailand have created manufacturing spending in multiple locations which cannot be absorbed into inventory by production. In addition to these two restructuring efforts, following the supply chain constraints experienced during fiscal 2021 and extending into fiscal 2023 during the COVID 19 pandemic, many of our customers overcorrected and expanded capacity and inventory levels significantly. In recent periods, this has led to industry-wide inventory reduction efforts and a reduction in demand.
Due to these factors, beginning in the second quarter of fiscal 2024, and continuing through the next few fiscal quarters, we are transitioning product lines between redundant facilities and ultimately shutting down facilities. We have announced closures at our Dongguan, China facility, our Shenzhen, China facility, and our Takao, Japan facility, all of which were acquired as part of our acquisition of NeoPhotonics in the first quarter of fiscal 2023. These three exit activities are at various stages, and as they occur, we will be experiencing abnormally high shut down costs, including continued depreciation on equipment and facilities that are winding down and that will have minimal production, as well as duplicative manufacturing costs at both the closing facility and the new production site. We note that this excess capacity is not expected to return to use in the future. We expect the restructuring plans to be completed by the end of calendar 2024.
Given the connection to the restructuring plans in place and the temporary and unusual demand situation caused by the COVID 19 pandemic, we believe it is appropriate to show investors a non-GAAP measure which includes only the amount of excess capacity driven by ongoing operations. These amounts are being removed to assist investors in understanding the ongoing results of the Company.
10.Please tell us and revise future filings to clearly explain what the "non-GAAP income tax reconciling adjustments" represent and how they are calculated.
Lumentum respectfully acknowledges the Staff’s comment regarding our non-GAAP income tax adjustments. We advise the Staff that we compute our metric is a performance metric as opposed to a liquidity measure. Accordingly, we compute our non-GAAP income tax provision based on our current and deferred income tax expense as specified by Question 102.11 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.  Our non-GAAP income tax provision calculation utilizes a long-term projected non-GAAP tax rate, in order to provide better consistency across the interim reporting periods.  The non-GAAP tax rate is determined by adjusting the GAAP tax provision by the tax effect of non-GAAP pretax adjustments as well as the effects of significant non-recurring and period specific tax items. The difference between our GAAP income tax provision and our non-GAAP income tax provision, calculated by applying our long-term projected non-GAAP tax rate against non-GAAP income before tax for the period, is presented as “non-GAAP income tax reconciling adjustments” in our filings.

We will revise our future filings to include the following paragraph in the section under “Use of Non-GAAP Financial Measures.”
We utilize a long-term projected non-GAAP tax rate to compute our non-GAAP income tax provision. The long-term projected non-GAAP tax rate is based on a multi-year projection of our estimated annual GAAP income tax forecast, adjusted to account for the tax effect of non-GAAP pretax adjustments as well as the effects of significant non-recurring and period specific tax items. Our non-GAAP tax provision for Q3’24 was X% (with “X” to be our Q3 2024 non-GAAP tax rate). The difference between our GAAP income tax provision and our non-GAAP income tax provision is presented as non-GAAP income tax reconciling adjustments.
Please do not hesitate to contact me at 408-546-4313, or Jae Kim, SVP and General Counsel at 408-546-4222 if you have any questions regarding this response letter.

Sincerely,

/s/ Wajid Ali
Executive Vice President, Chief Financial Officer

Cc:
Jae Kim, SVP and General Counsel
Lisa Stimmell, Wilson Sonsini Goodrich & Rosati